UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	August 15, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

VimpelCom Notified that Eco Telecom will Not Attend Today’s Extraordinary

Shareholder Meeting and will Convene Rescheduled Shareholder Meeting

Moscow and New York (August 15, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced that it has received notice from Eco Telecom Limited (“Eco Telecom”), a part of the Alfa group of companies, that it does not intend to attend the Extraordinary General Meeting of Shareholders of the Company (the “EGM”) scheduled for today which it convened. Furthermore, VimpelCom was informed that Eco Telecom intends to convene a Rescheduled Extraordinary General Meeting of Shareholders of the Company (the “Rescheduled EGM”), with the same agenda as the EGM scheduled for today, namely, the acquisition of Closed Joint Stock Company “Ukrainian Radio Systems” as an interested party transaction. Eco Telecom will convene the Rescheduled EGM on September 14, 2005 with a record date of July 12, 2005.

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use the “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136.5 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s shares are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the EGM and the Rescheduled EGM. Certain factors that could cause actual results to differ from those discussed in these forward-looking statements include the risks described in the Form 6-K dated July 12, 2005 submitted by the Company to the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

VIMPELCOM EGM DOES NOT HAVE QUORUM

Moscow and New York (August 15, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that there was not a quorum at this evening’s Extraordinary General Meeting of Shareholders (the “EGM”) convened by Eco Telecom Limited, a part of the Alfa group of companies, in Moscow, Russia.

This evening, only approximately 39% of our voting shares were present, but VimpelCom’s Charter and Russian law require more than 50% of the total number of our outstanding voting shares to be represented at a shareholders meeting in order for the quorum requirement to be met. Eco Telecom Limited, a part of the Alfa group of companies, did not attend the meeting.

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use the “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136.5 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s shares are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com